Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279912

BlackRock Private Credit Fund

Supplement Dated September 16, 2024 to the

Prospectus Dated June 3, 2024,

of BlackRock Private Credit Fund

This supplement supplements certain information in the Prospectus, dated June 3, 2024, as supplemented to date, of BlackRock Private Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Management of the Fund

The following information supplements the information contained under the heading “Management of the Fund”:

On September 16, 2024, Rajneesh Vig informed the Fund of his resignation from his positions as Chair of the Board of Trustees of the Fund and as Chief Executive Officer (“CEO”) of the Fund, effective as of the close of business on November 6, 2024, to pursue other business opportunities outside of BlackRock, Inc., and entered into an agreement regarding the terms and timing of his separation from BlackRock, Inc. Mr. Vig’s resignation is not the result of any disagreement with the Fund or with BlackRock, Inc. Mr. Vig will continue to serve as a Trustee of the Fund (and as a director of TCPC and BDLC, each defined below) and an employee of BlackRock, Inc. until the close of business on January 31, 2025 and February 1, 2025, respectively, in order to ensure the smooth transition of his responsibilities.

On September 16, 2024, the Board of the Fund appointed Philip Tseng to serve as CEO of the Fund, effective as of the close of business on November 6, 2024. Mr. Tseng will serve as CEO until his resignation or removal by the Board. Mr. Tseng is a Managing Director of BlackRock, Inc. Mr. Tseng serves on the Board of Directors of BlackRock Direct Lending Corp. (“BDLC”) and BlackRock TCP Capital Corp. (“TCPC”). Mr. Tseng will continue to serve as President of the Fund, TCPC and BDLC until the close of business on November 6, 2024.

In addition, the Board of the Fund appointed the following persons to the following positions for the Fund (and such persons were appointed to the same positions for BDLC and TCPC) effective as of the close of business on November 6, 2024:

•	Jason Mehring (Date of Birth: May 18, 1971) to the position of President.
•	Patrick Wolfe to the position of Chief Operating Officer.
•	Dan Worrell (Date of Birth: September 14, 1963) to the position of Co-Chief Investment Officer.
•	Philip Tseng to the position of Co-Chief Investment Officer.

The address for each of the foregoing persons is c/o BlackRock Capital Investment Advisors, LLC, 50 Hudson Yards, New York, New York, 10001.